4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

PETER QUICK APPOINTED TO MEDICURE
BOARD OF DIRECTORS

WINNIPEG, Manitoba – (November 28, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce the appointment of Peter Quick, former President and CEO of Quick & Reilly, Inc., to its Board of Directors. Quick & Reilly, Inc. was one of the first and largest discount brokerage firms in the United States, before being acquired by Bank of America. Mr. Quick was most recently President of the American Stock Exchange (Amex) from July 2000 through to April 2005.

“We are extremely pleased to have someone with Mr. Quick’s integrity, leadership, and financial background join our distinguished Board of Directors,” commented Albert D. Friesen, PhD, Medicure’s President and CEO. “Mr. Quick’s experience and knowledge of the U.S. capital markets will be a significant asset to Medicure.”

About Peter Quick
Mr. Quick’s professional career includes leading and advising one of North America’s largest brokerage firms, as well as one of its largest stock exchanges. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the Amex. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company. He currently serves on the Board of Directors for Reckson Associates, the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia.

Mr. Quick received a bachelor's degree in engineering from the University of Virginia and attended Stanford University's Graduate School of Petroleum Engineering. He was a lieutenant in the United States Navy, and served four years active duty.

Mr. Quick’s appointment to Medicure’s Board of Directors is subject to regulatory approval.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com